Exhibit 4.33

DATED	2008
(1) POPCO ENTERTAINMENT LIMITED
(formerly CORGI INTERNATIONAL LIMITED)
as Borrower
- and -
(2) SYNERGY GLOBAL FINANCE MASTER FUND LIMITED
Lender
TERM FACILITY
AGREEMENT
in relation to a
Term Facility of up to $5,000,000

-i-

TABLE OF CONTENTS
(continued)
Page

24.	SET OFF	40
25.	NOTICES	40
26.	CALCULATIONS AND CERTIFICATES	42
27.	SEVERABILITY	42
28.	REMEDIES AND WAIVERS	43
29.	VARIATIONS	43
30.	COUNTERPARTS	43
31.	JURISDICTION	43
32.	GOVERNING LAW	44
SCHEDULE 1 Utilisation Request		45
SCHEDULE 2 Conditions Precedent		46
SCHEDULE 3 Form of Covenants Compliance Letter		49
SCHEDULE 4 Dormant Companies		51
SCHEDULE 5 Warrants		52
EXECUTION PAGE		63

-ii-

THIS AGREEMENT is made on	2008
BETWEEN
(1)	POPCO ENTERTAINMENT LIMITED (formerly CORGI INTERNATIONAL LIMITED). a company registered in Hong Kong with the number 54202 the “Borrower”),

(2)	SYNERGY GLOBAL FINANCE MASTER FUND LIMITED as lender (the “Lender”):
IT IS AGREED as follows:
1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Accounts receivables” means a book debt arising under a Contract of Sale and any other financial obligation due or owing to the Borrower and/or any Security Obligor under a Contract of Sale (including in each case, any applicable tax payable to the Borrower);

“Additional Arrangement Fee” means a fee of US$50,000;

“Additional Commitment” means US$2,000,000 (two million US dollars);

“Administrative Party” means Synergy Global Finance Master Fund Limited in its capacity as agent, arranger and security trustee;

“Affiliate” means in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company;

“Applicable Accounting Principles” means the generally accepted accounting principles in the Unite]d Kingdom or other country of incorporation where relevant;

“Arrangement Fee” means a fee of US$75,000;

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration;

“Availability Period” means the period from and including the date of this Agreement to the date falling 14 days after the date of this Agreement;

“Banking Day” means a day (other than a Saturday or a Sunday) on which the Lender is open for business in London and the Borrower is open for business in Hong Kong;

“Change of Control” means there is a change in the shareholding of the Borrower which results in any single person or group of persons acting in concert (as defined in the City Code on Takeovers and Mergers) who did not hold 51% or more of the issued shares of the Borrower as at the Commencement Date (a “Simple Majority”), holding a Simple Majority.

“Commencement Date” means the date upon which the Lender notifies the Borrower it has received all of the documents and other evidence listed in schedule 2 (Conditions Precedent) in a form and substance satisfactory to the Lender;

“Commitment” means the Initial Commitment or in the event the Lender has made available to the Borrower a term loan facility in an aggregate amount equal to the Total Commitment pursuant to clause 4.3(b), the Total Commitment;

“Contract of Sale” means a contract for the supply of goods, or work done, or materials supplied, or hiring, or any other contract recording a commercial trading relationship, which may now or hereafter be entered into between the Borrower and/or any Security Obligor and a third party;

“Covenant Compliance Letter” means a letter in substantially the form set out in schedule 3 (Form of Covenant Compliance Letter);

“Costs” means all reasonably and properly incurred fees, costs (including adverse costs), charges and expenses (including all reasonable legal fees and expenses), whether present, future, actual, contingent, unliquidated or unascertained;

“Default” means an Event of Default or an event specified in clause 20 (Events of Default) which would, with the expiry of a grace period, the giving of notice, determination of materiality under the Finance Documents (or any combination of the foregoing), would in accordance with clause 20 (Events of Default) constitute an Event of Default;

“Dormant Company” means each company listed in schedule 4 (Dormant Companies);

“Event of Default” means any event or circumstance specified as such in clause 20 (Events of Default);

“Existing Indebtedness” means indebtedness pursuant to the Receivables Financing Agreement and indebtedness pursuant to the Gateway Agreement;

“Existing Security” means:
(a)	the Security Interest created by Popco Distribution Ltd (formerly Cards Inc Limited) under an English law All Assets Debenture in favour of the Receivables Financier and subject to the respective Intercreditor Agreement;

(b)	the Security Interest created by Popco Entertainment (UK) Ltd (formerly Corgi Classics Limited) under an English law All Assets Debenture in favour of the Receivables Financier and subject to the respective Intercreditor Agreement;

(c)	the Security Interest created by Master Replicas Inc. in favour of Gateway Trade Finance LLC dated on or about the date of this Agreement governed under the laws of New York and subject to the respective Intercreditor Agreement;

(d)	the Security Interest created in favour of Pacific Industries Inc by Master Replicas Inc solely over the federal tax refund of up to US$1.3 million pursuant to the federal tax filing form 1139 and over no other assets;
“Facility” means the term loan facility made available under this Agreement as described in clause 2 (The Facility);
“Facility Office” means the office or offices through which the Lender will perform its obligations under this Agreement;
“Finance Documents” means this Agreement, any Covenant Compliance Letter, the Intercreditor Agreements relating to the assets of the Borrower and/or a Security Obligor to which the Lender is a party, any Security Document, any Utilisation Request and any other document designated as a “Finance Document” by the Lender and the Borrower;
“Financial Covenants” means the covenants set out in Clause 16 (Financial Covenants);
“Financial Indebtedness” means any indebtedness for or in respect of:
(a)	monies borrowed and debit balances at banks or other financial institutions;

(b)	any acceptance under any acceptance credit or bill discounting facility (or dematerialised equivalent);

(c)	any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of any finance lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis and meet any requirement for de-recognition under the Accounting Principles);

(f)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of that transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that transaction, that amount) shall be taken into account);

(g)	any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of an entity which is not a member of the Group which liability would fall within one of the other paragraphs of this definition;

(h)	any amount of any liability under an advance or deferred purchase agreement if (A) one of the primary reasons behind entering into the agreement is to raise finance or to finance the acquisition or construction of the asset or service in question or (B) the agreement is in respect of the supply of assets or services and payment is due more than 90 days after the date of supply;

(i)	any amount raised under any other transaction (including any forward sale or purchase, sale and sale back or sale and leaseback agreement) having the commercial effect of a borrowing or otherwise classified as borrowings under the Accounting Principles; and

(j)	the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (a) to (i) above;
“Financial Year” means any period of 12 calendar months ending on 31 March;
“First Utilisation Date” means the date of the Utilisation of the Initial Commitment being the date on which the Loan is to be made;
“Gateway Agreement” means a letter agreement between Master Replicas Inc. and Gateway Trade Finance LLC dated on or about the date of this Agreement;
“Group” means the Borrower and its Subsidiaries but excluding the Dormant Companies;
“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary;
“Income Tax Act” means the Income Tax Act 2007;
“Initial Commitment” means US$3,000,000 (three million US dollars);
“Interest Period” means, in relation to the Loan, each period determined in accordance with clause 9 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with clause 8.3 (Default interest);
“Intercreditor Agreements” means the intercreditor agreement dated on or about the date of this Agreement between the Lender and the Receivables Financier and the intercreditor agreement dated on or about the date of this Agreement between the Lender and the Gateway Trade Finance LLC;

“Inventory” means raw materials, work in progress and finished goods, which are the stock-in-trade of the Borrower and/or the Security Obligors;
“Inventory Insurance Policy” means the Accord Worldwide GL insurance policy number WR10005188 and any other policy of insurance referable to Inventory which may replace that policy of insurance;
“Loan” means the loan made or to be made under the Facility in the aggregate amount of the Commitment;
“Management Accounts” means unaudited monthly management accounts in a format agreed by the Lender;
“Margin” means 1.50 per cent per Month;
“Material Adverse Effect” means any event or circumstance which is reasonably likely to adversely affect:
(i)	the ability of the Borrower or a Security Obligor to perform its payment obligations under any of the Finance Documents; or

(ii)	the ability of the Borrower or a Security Obligor to perform its obligations under clause 16 (Financial Covenants);

(iii)	the business, operations, property, assets or condition (financial or otherwise) of the Group taken as a whole; or

(iv)	the validity or enforceability of, or the effectiveness or ranking of any Security Interest granted or purporting to be granted pursuant to any of the Finance Documents or the rights or remedies of the Lender under any of the Finance Documents;
“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:
(a)	if the numerically corresponding day is not a Banking Day, that period shall end on the next Banking Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Banking Day; and

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Banking Day in that calendar month:
The above rules will only apply to the last Month of any period;
“Non-Obligor” means any member of the Group other than the Borrower and the Security Obligors (if any);

“Operational Covenants” means the Covenants set out in Clause 18 (Operational Covenants);
“Party” means a party to this Agreement;
“Permitted Guarantee” means
(a)	any performance or similar bond guaranteeing performance by a member of the Group under any contract entered into in the ordinary course of trade;

(b)	any guarantee given in respect of the netting or set-off arrangements permitted pursuant to paragraph (b) of the definition of “Permitted Security”;
“Permitted Security” means
(a)	any lien arising by operation of law and in the ordinary course of trading and not as a result of any default or omission by any member of the Group;

(b)	any netting or set-off arrangement entered into by any member of the Group with the Lender in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances of members of the Group;

(c)	any Security Interest arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to a member of the Group in the ordinary course of trading and on the supplier’s standard or usual terms and not arising as a result of any default or omission by any member of the Group;

(d)	any Existing Security;

(e)	any Security Interest created with the prior written consent of the Lender:
“Preferential Creditor” means any sum which may become due to any person who, in the reasonable opinion of the Lender, may be entitled to receive payment out of floating charge realisations of the assets of the Borrower and/or the Security Obligors in priority to the Lender;
“Quotation Day” means, in relation to any period for which an interest rate is to be determined, the first day of that period unless market practice differs in the Relevant Interbank Market in which case the Quotation Day will be determined by the Lender in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days);
“Receivables Financier” means Coface Receivables Finance Limited (Company number 04933860);

“Receivables Financing Agreement” means the $16,000.000 receivables financing agreement between the Receivables Financier and Popco Entertainment (UK) Limited (formerly Corgi Classic Limited) and Popco Distribution Limited (formerly Cards Inc Limited) dated 16 April 2008;
“Regulation S” means Regulation S under the US Securities Act;
“Reference Banks” means, in relation to Mandatory Cost, the principal London offices of the Lender and HSBC Bank PLC and such other banks as may be appointed by the Lender in consultation with the Borrower;
“Relevant Interbank Market” means the London interbank market;
“Relevant Jurisdiction” means, in relation to the Borrower or a Security Obligor:
(i)	its jurisdiction of incorporation;

(ii)	any jurisdiction where any asset subject to or intended to be subject to the Security Documents to be created by it is situated; and

(iii)	any jurisdiction where it conducts its business;
“SEC” means the United States Securities and Exchange Commission;
“SEC Filing” means all filings made by the Borrower with the SEC in accordance with the US Securities Act, the US Exchange Act and the rules and regulations promulgated under such acts;
“Second Utilisation Date” means the date of the Utilisation of the Additional Commitment, being the date on which the Loan is to be made;
“Security Documents” means any security agreements for the time being securing (directly or indirectly) or creating a Security Interest over all or any of the Borrower’s and/or any Security Obligor’s obligations under the Finance Documents and/or all or any obligations (present or future, actual or contingent) of the Borrower and/or any Security Obligors to the Lender;
“Security Interest” means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, trust, trust arrangement for the purposes of providing security, assignment by way of security, tracing or other equitable right, or:
(i)	any other agreement or arrangement having the effect of conferring security (including any such interest arising under or in connection with any letter of credit);

(ii)	any other security interest of any kind or preferring any obligation of any person: or

(iii)	any other guarantee, indemnity, warranty, agreement, or arrangement having the effect of conferring security;
“Security Obligor” means each of Popco Entertainment Holdings Ltd. Popco Distribution Ltd. Popco Entertainment (UK) Ltd and Master Replicas Inc;
“Specified Time” means 11.00am London time;
“Subsidiary” means a subsidiary within the meaning of section 736 of the Companies Act 1985;
“Tax” means all present and future taxes, levies, imposts, duties, or other withholdings or charges of a similar nature (together with any interest thereon and penalties in respect thereof payable in connection with any failure to pay or any delay in paying any of the same);
“Termination Date” means in respect of the Initial Commitment the second anniversary of the First Utilisation Date and in respect of the Additional Commitment the second anniversary of the Second Utilisation Date;
“Total Commitment” means US$5,000,000 (five million US dollars) to the extent not cancelled, reduced or transferred by the Lender under this Agreement;
“Unencumbered” means not subject to a Security Interest or any other interest (including reservation of ownership) affecting the absolute unfettered ownership of the Borrower or relevant Security Obligor;
“Unpaid Sum” means any sum due and payable but unpaid by the Borrower under the Finance Documents;
“US Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
“US Securities Act” means the United States Securities Act of 1933, as amended;
“Utilisation” means the utilisation of the Facility pursuant to which the Loan is made to the Borrower;
“Utilisation Date” means the dates of the First Utilisation Date and the Second Utilisation Date as applicable;
“Utilisation Request” means a notice substantially in the form set out in schedule 1 (Utilisation Request);
“Warrants” means one or more warrants in the form attached at Schedule 5 to acquire Warrant Shares (on the terms and conditions and in such amounts as provided therein);

“Warrant Shares” means the securities of the Borrower that may be acquired by the warrant holder on exercise of the Warrants in accordance with their terms and conditions.
1.2	Construction
(a)	Unless a contrary indication appears, any reference in this Agreement to:
(i)	the “Lender”, the “Borrower” or any “Party” shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)	“assets” includes present and future properties, revenues and rights of every, description;

(iii)	a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, varied, replaced, novated, supplemented, extended or restated;

(iv)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent, unliquidated or unascertained;

(v)	a “person” includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) or two or more of the foregoing;

(vi)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(vii)	a provision of law is a reference to that provision as amended, extended, replaced or re-enacted; and

(viii)	a time of day is a reference to London time.
(b)	“$,” “USD” and “dollars” denote lawful currency of the United States of America.

(c)	Clause and schedule headings are for ease of reference only.

(d)	A Default or Event of Default is “continuing” if it has not been waived in writing by the Lender or remedied to the satisfaction of the Lender (acting reasonably), and any waiver given by the Lender shall unless otherwise specified only apply to the specific occurrence of the specific event referred to in such waiver.

1.3	Third party rights

A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement.

2.	THE FACILITY

Subject to the terms of this Agreement, the Lender shall make available to the Borrower a US dollar term loan facility in an aggregate amount equal to the Initial Commitment.

3.	PURPOSE

3.1	Purpose

The Borrower shall apply the Loan for working capital purposes.

3.2	Monitoring

The Lender is not bound to monitor or verify the application of the Loan.

4.	CONDITIONS OF UTILISATION

4.1	Initial conditions precedent

The Borrower may not deliver a Utilisation Request prior to the Commencement Date.

4.2	Further conditions precedent

The Lender will only be obliged to comply with clause 5.4 (Advance of Loan) if on the date of the Utilisation Request and on the proposed Utilisation Date:
(a)	no Default is continuing or would result from the proposed Loan; and

(b)	the representations to be made by the Borrower as set out in clause 14 (Representations) are true in all material respects.
4.3	Single Loan
(a)	Subject to clause 4.3(b) only one Loan may be made under this Agreement.

(b)	If the Lender is satisfied following further due diligence undertaken in relation to the Group after the date of this Agreement and the conditions of Utilisation set out in clause 4.2 (Further conditions precedent) are met, the Lender may, following receipt of a Utilisation Request and the issuance to the Lender of Warrants to acquire 200,000 Warrant Shares, make available to the Borrower a US dollar term loan facility in an aggregate amount equal to the Total Commitment.

5.	UTILISATION

5.1	Delivery of a Utilisation Request

The Borrower may utilise the Facility by delivery to the Lender of a duly completed Utilisation Request not later than the Specified Time on the date which is one Banking Day before the proposed Utilisation Date.

5.2	Completion of a Utilisation Request
(a)	A Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:
(i)	the proposed Utilisation Date is a Banking Day within the Availability Period;

(ii)	the currency and amount of the Utilisation comply with clause 5.3 (Currency and amount); and

(iii)	the proposed Interest Period complies with clause 9 (Interest Periods).
(b)	Only one Loan may be requested in a Utilisation Request.
5.3	Currency and amount
(a)	The currency specified in a Utilisation Request must be US dollars.

(b)	The amount of the proposed Loan must be the full amount of the Commitment.
5.4	Advance of Loan

If the conditions set out in this Agreement have been met, the Lender shall make the Loan available to the Borrower on the Utilisation Date.

6.	REPAYMENT

6.1	Repayment of the Loan

The Loan together with any interest accrued thereon (and all other amounts outstanding under this Agreement) must be repaid in accordance with the following schedule of payments and in any event on the Termination Date.

Repayment Date		Repayment Date
in respect of		in respect of
Initial		Additional
Commitment (the		Commitment (the
date following the		date following the	Payment in respect
number of Months		number of Months	of Additional
from the First	Payment in respect of	from the Second	Commitment
Utilisation Date or	Initial Commitment	Utilisation Date or	(exclusive of
if not a Banking	(exclusive of interest	if not a Banking	interest payable in
Day, then the first	payable in accordance	Day, then the first	accordance with
Banking Day	with clause 8 (Interest)	Banking Day	clause 8 (Interest)
thereafter)	or otherwise)	thereafter)	or otherwise)
12	US$250,000	12	US$166,666
13	US$250,000	13	US$166,666
14	US$250,000	14	US$166,666
15	US$250,000	15	US$166,666
16	US$250,000	16	US$166,666
17	US$250,000	17	US$166,666
18	US$250,000	18	US$166,666
19	US$250,000	19	US$166,666
20	US$250,000	20	US$166,666
21	US$250,000	21	US$166,666
22	US$250,000	22	US$166,666
23	US$250,000	23	US$166,666
24	US$250,000	24	US$166,674
6.2	Reborrowing

The Borrower may not reborrow any part of the Facility which is repaid.

7.	PREPAYMENT AND CANCELLATION

7.1	Illegality

If it becomes unlawful in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated by this Agreement or to fund the Loan:
(a)	the Lender shall promptly notify the Borrower upon becoming aware of that event, whereupon the Commitment will be immediately cancelled; and

(b)	the Borrower shall repay the Loan without penalty within 60 days of the demand of the Lender.
7.2	Voluntary prepayment

The Borrower may, if it gives the Lender not less than 5 Banking Days’ (or such shorter b period as the Lender may agree) prior notice, prepay the whole or any part of the Loan

(but, if in part, being an amount that reduces the amount of the Loan by a minimum amount of US$200,000).
7.3	Prepayment fee

On any prepayment pursuant to clause 7.2 (Voluntary prepayment) or payment of the Loan pursuant to clause 20.18 (Acceleration) the Borrower shall pay to the Lender a fee in an amount equal to two (2) months interest on the amount prepaid or paid.

7.4	Right of repayment and cancellation
(a)	If:
(i)	any sum payable to the Lender by the Borrower is required to be increased under clause 11.2(0; or

(ii)	the Lender claims indemnification from the Borrower under clause 11.3 (Tax indemnity), the Borrower may, whilst the circumstance giving rise to the requirement or indemnification continues, give the Lender notice of cancellation of the Commitment and its intention to procure the repayment of any outstanding Loans.
(b)	On receipt of a notice referred to in clause 7.4(a), the Commitment shall immediately be reduced to zero.

(c)	On the last day of the Interest Period which ends after the Borrower has given notice under clause 7.4(a) (or, if earlier, the date specified by the Borrower in that notice) the Borrower shall repay the Loan.
7.5	Restrictions
(a)	Any notice of cancellation or prepayment given by any Party under this clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to the fee payable in accordance with clause 7.3, without premium or penalty.

(c)	The Borrower may not reborrow any part of the Facility which is prepaid.

(d)	The Borrower shall not repay or prepay all or any part of the Loan or cancel all or any, part of the Commitment except at the times and in the manner expressly provided for in this Agreement.

(e)	No amount of the Commitment cancelled under this Agreement may be subsequently reinstated.
7.6	Mandatory Prepayment on Change of Control
(a)	Upon a Change of Control the Lender may at its sole discretion by giving not less than sixty (60) days notice, declare that participation of the Lender in all outstanding Loans, together with any accrued interest, and all other amounts accrued under the Finance Documents be due and payable, where upon the Loan will be cancelled and all such outstanding amounts will become due and payable.

(b)	On any prepayment pursuant to clause 7.6(a) the Borrower shall pay to the Lender a fee in an amount equal to two (2) months interest on the amount prepaid.
8.	INTEREST

8.1	Calculation of interest

The rate of interest on the Loan for each Interest Period is the Margin.

8.2	Payment of interest

The Borrower shall pay accrued interest on the Loan on the last day of each Interest Period.

8.3	Default interest
(a)	If the Borrower fails to pay any amount payable by it under this Agreement on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to clause 8.3(b), is two per cent higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Lender (acting reasonably).

Any interest accruing under this clause 8.3 shall be immediately payable by the Borrower on demand by the Lender.

(b)	If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to the Loan:
(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)	the rate of interest applying to the overdue amount during that first Interest Period shall be two per cent higher than the rate which would have applied if the overdue amount had not become due.

(c)	Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.
8.4	Notification or rates of interest

The Lender shall promptly notify the Borrower of the determination of a rate of interest under this Agreement.

9.	INTEREST PERIODS

9.1	Selection of Interest Periods
(a)	Each Interest Period shall be a period of one Month (or such other period as may be agreed between the Parties).

(b)	An Interest Period shall not extend beyond the Termination Date.

(c)	Each Interest Period shall start on the Utilisation Date or on the last day of the preceding Interest Period (as applicable).
9.2	Non-Banking Days

If an Interest Period would otherwise end on a day which is not a Banking Day, that interest Period will instead end on the next Banking Day in that calendar month (if there is one) or the preceding Banking Day (if there is not).

10.	FEES, CHARGES, COSTS AND EXPENSES

10.1	Arrangement fee

The Borrower shall pay the Arrangement Fee to the Lender on the Commencement Date and the Additional Arrangement Fee on the Utilisation Date of the Additional Commitment.

10.2	Expenses

The Borrower shall within three Banking Days of demand pay the Lender the amount of all costs and expenses (including legal fees) reasonably and properly incurred by it in connection with the negotiation, preparation, printing, execution and perfection of:
(a)	this Agreement and any other documents referred to in this Agreement up to, but not exceeding US$ 150,000; and

(b)	any other Finance Documents executed after the date of this Agreement.

10.3	Amendment costs

If (a) the Borrower requests an amendment, waiver or consent the Borrower shall, within three Banking Days of demand, reimburse the Lender for the amount of all costs and expenses (including legal fees) reasonably incurred by the Lender in responding to, evaluating, negotiating or complying with that request or requirement.

10.4	Enforcement and preservation costs

The Borrower shall, within three Banking Days of demand, pay to the Lender the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement of or the preservation of any rights under any Finance Document and any proceedings instituted by or against the Lender as a consequence of taking or holding any Finance Document or enforcing these rights.

11.	TAX GROSS UP AND INDEMNITIES

11.1	Definitions

In this clause;

“Tax Credit” means a credit against any Tax or any relief or remission for Tax (or its repayment);

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under this Agreement;

“Tax Payment” means a payment made by the Borrower to the Lender in any way related to a Tax Deduction or under any indemnity given by the Borrower in respect of Tax under this Agreement;

11.2	Tax gross-up
(a)	The Borrower must make all payments to be made by it under this Agreement without any Tax Deduction, unless a Tax Deduction is required by law.

(b)	If the Borrower or the Lender is aware that the Borrower must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the other Party promptly.

(c)	If a Tax Deduction is required by law to be made by the Borrower, the amount of the payment due from the Borrower will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)	The Borrower is not required to make an increased payment to the Lender under paragraph (c) above for a Tax Deduction in respect of tax imposed from a payment of interest on a Loan, if on the date on which the payment falls due the payment could have been made to the Lender without a Tax Deduction if the Lender had not changed its country of residence for tax purposes since the date of this Agreement or if the payment is only required due to a syndication, sub-participation, sale or transfer pursuant to clause 21.1 (Assistance and co-operation).

(e)	If the Borrower is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

(f)	Within 30 days of making either a Tax Deduction or a payment required in connection with a Tax Deduction, the Borrower must deliver to the Lender evidence satisfactory to the Lender (acting reasonably) that the Tax Deduction has been made or (as applicable) the appropriate payment has been paid to the relevant taxing authority.
11.3	Tax indemnity
(a)	Except as provided below, the Borrower must indemnify the Lender against any loss or liability which the Lender determines will be or has been suffered (directly or indirectly) by it for or on account of Tax in relation to a payment received or receivable (or any payment deemed to be received or receivable) under this Agreement.

(b)	Clause 11.3(a) does not apply to any Tax assessed on the Lender under the laws of the jurisdiction in which:
(i)	the Lender is incorporated or, if different, the jurisdiction (or jurisdictions) in which the Lender has a Facility Office and is treated as resident for tax purposes; or

(ii)	the Lender’s Facility Office is located in respect of amounts received or receivable in that jurisdiction, if that Tax is imposed on or calculated by reference to the net income received or receivable by the Lender. However, any payment deemed to be received or receivable, including any amount treated as income but not actually received by the Lender, such as a Tax Deduction, will not be treated as net income received or receivable for this purpose.
(c)	Clause 11.3(a) does not apply to the extent a loss, liability or cost is compensated for by an increased payment under clause 11.2 (Tax gross-up) or would have been compensated for by an increased payment under clause 11.2 (Tax gross-up) but was not so compensated solely because one of the exclusions in clause 11.2 (Tax gross-up) applied.

(d)	If the Lender makes, or intends to make, a claim under clause 11.3(a), it must promptly notify the Borrower of the event which will give, or has given, rise to the claim.
11.4	Tax Credit

If the Borrower makes a Tax Payment and the Lender (in its absolute discretion) determines that:
(a)	a Tax Credit is attributable either to an increased payment of which that Tax Payment forms part, or to that Tax Payment; and

(b)	it has used and retained that Tax Credit,
the Lender must pay an amount to the Borrower which the Lender determines (in its absolute discretion) will leave it (after that payment) in the same after-tax position as it would have been if the Tax Payment had not been required to be made by the Borrower.
11.5	Stamp taxes

The Borrower must pay and indemnify the Lender against any stamp duty, registration or other similar Tax payable in connection with the entry into, performance or enforcement of this Agreement.

11.6	Value added taxes
(a)	Any amount (including costs and expenses) payable under this Agreement by the Borrower is exclusive of any value added tax or any other Tax of a similar nature which might be chargeable in connection with that amount. If any such Tax is chargeable, the Borrower must pay to the Lender (in addition to and at the same time as paying that amount) an amount equal to the amount of that Tax.

(b)	The obligation of the Borrower under clause 11.6(a) will be reduced to the extent that the Lender determines (acting reasonably) that it is entitled to repayment or a credit in respect of the relevant Tax.
12.	OTHER INDEMNITIES

12.1	Currency indemnity
(a)	If any sum due from the Borrower under this Agreement (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:
(i)	making or filing a claim or proof against the Borrower;

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings, the Borrower shall as an independent obligation, within three Banking Days of demand, indemnify the Lender against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	The Borrower waives any right it may have in any jurisdiction to pay any amount under this Agreement in a currency or currency unit other than that in which it is expressed to he payable.
12.2	Other indemnities
(a)	The Borrower shall, within ten Banking Days of demand, indemnify the Lender against any cost, loss or liability incurred by the Lender as a result of:
(i)	the occurrence of any Event of Default:

(ii)	a failure by it to pay any amount due under this Agreement on its due date;

(iii)	funding, or making arrangements to fund, the Loan requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by the Lender alone); or

(iv)	the Loan (or part of the Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower.
(b)	The Borrower shall promptly indemnify the Lender against any cost, loss or liability incurred by it (acting reasonably) as a result of:
(i)	investigating any event which it reasonably believes is a Default and which is a Default the Borrower has failed to notify to the Lender in accordance with clause 15.4 (Notification of default); or

(ii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.
13.	MITIGATION AND WARRANTIES BY THE LENDER

13.1	Mitigation
(a)	The Lender shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of clause 7.1

(Illegality) or clause 11 (Tax gross up and indemnities) including (but not limited to) transferring its rights and obligations under the Finance Documents (or any of them) to another Affiliate or Facility Office.

(b)	Clause 13.1(a) does not in any way limit the obligations of the Borrower under this Agreement.
13.2	Limitation of liability
(a)	The Borrower shall indemnify the Lender for all costs and expenses reasonably incurred by it as a result of steps taken by it under clause 13.1 (Mitigation).

(b)	The Lender is not obliged to take any steps under clause 13.1 (Mitigation) if, in its opinion (acting reasonably), to do so might be prejudicial to it.
13.3	Warranties by the lender in respect of Warrants
The Lender warrants on the date of this Agreement that:
(a)	Purchase entire for own account. The Warrants and Warrant Shares to he received by such Lender pursuant to this Agreement will be acquired for Lender’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the US Securities Act, and such Lender has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the US Securities Act, without prejudice, however, to the Lender’s right at all times to sell or otherwise dispose of all or any part of the Warrants and Warrant Shares in compliance with applicable United States federal and state securities laws. Nothing contained herein shall be deemed a representation, warranty, agreement or undertaking by the Lender to hold the Warrants or Warrant Shares for any period of time. The Lender is not a broker-dealer registered with the SEC under the US Exchange Act or an entity engaged in a business that would require it to be so registered.

(b)	Investment experience. Such Lender acknowledges that it can bear the economic risk and complete loss of its investment in the Warrants and Warrant Shares and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

(c)	Disclosure of information. The Lender has had an opportunity to receive all information related to the Borrower requested by it and to ask questions of and receive answers from the Borrower regarding the Borrower, its business and the terms and conditions of the offering of the Securities. The Lender acknowledges receipt of copies of the SEC Filings. Neither such inquiries nor any other due diligence investigation conducted by the Lender shall modify, limit or otherwise affect such Lenders right to rely on the Company’s representations and warranties contained in this Agreement.

(d)	Restricted securities. The Lender understands that, as described in Section 4 of the Warrants, the Warrant Shares may, under certain circumstances, be “restricted securities” within the meaning of Rule 144 under the US Securities Act and that such Warrant Shares may be resold without registration under the US Securities Act only in certain limited circumstances.

(e)	Legends. The Lender agrees that (1) the Warrants will bear the legend set forth on the face thereof; and (2) Warrant Shares may bear a legend as described in Section 8 of the Warrant.

(f)	US Securities Act Compliance. The Lender acknowledges that neither the Warrants nor the Warrant Shares have been or will be registered under the US Securities Act and the Warrant may not be exercised by or on behalf of any US person unless registered under the US Securities Act or an exemption from such registration is available. The Lender agrees, that until the date that is 40 days from the date of the Warrant the Warrants or the Warrant Shares may be offered or sold only (1) in accordance with Rule 903 or Rule 904 under Regulation S; (2) pursuant to registration under the US Securities Act; or (3) pursuant to an available exemption under the US Securities Act. The Lender acknowledges and agrees to the provisions set forth in Section 8 under the Warrant.

(g)	Non US Person. The Lender is not a “US person” within the meaning of Regulation S.

(h)	Offshore Transaction. No offer has been made to the Lender in respect of the Warrants or the Warrants Shares in the United States, and the Lender is outside the United States at the time this agreement is executed.

(i)	Directed Selling Efforts. The Lender did not become aware of the Warrants or Warrant Shares by means of any “directed selling efforts” within the meaning of Regulation S under the US Securities Act.

(j)	Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest, or claim against or upon the Company, any Subsidiary or an Investor for an commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Investor.
14.	REPRESENTATIONS

In addition to and without affecting any other warranty or representation given elsewhere in this Agreement the Borrower warrants on the date of this Agreement that:

14.1	Status

It is a limited liability company duly incorporated and validly existing under the laws of Hong Kong and has the-power to own its property and assets and carry on its business as it is being conducted.

14.2	Power and authority

It has the power to enter into, perform and deliver and has taken all necessary action to authorise the delivery and performance of the Finance Documents and the transactions contemplated by the Finance Documents.

14.3	Authorisations
(a)	All Authorisations required:
(i)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Document to which it is a party;

(ii)	to make the Finance Documents to which it is a party valid, enforceable and admissible in evidence in the Relevant Jurisdiction; and

(iii)	to enable it to lawfully issue the Warrants to the Lender pursuant to the terms of this Agreement, have been obtained or effected and are in full force and effect.

(b)	The Group has obtained, complied with and done all that is necessary to maintain in full force and effect all Authorisations required under any law or regulation of a Relevant Jurisdiction to carry on its business where failure to do so has or is reasonably likely to have a Material Adverse Effect.
14.4	Binding obligations

The Finance Documents constitute legal, valid, binding and enforceable obligations of the persons party thereto (other than the Lender) subject to the qualifications made in any legal opinions delivered under schedule 2 (Conditions Precedent) of this Agreement.

14.5	Information
(a)	The financial and other business information and documentation furnished by the Borrower to the Lender pursuant to this Agreement are and were when delivered, true and accurate in all material respects (in the case of factual information), and not misleading, based upon reasonable grounds, and honestly believed (in the case of opinions, forecasts and projections), and in all cases do not contain any misstatement or omit any material fact.

(b)	The Covenants Compliance Letters furnished by the Borrower to the Lender pursuant to this Agreement are and were (or shall be) when delivered, true and accurate in all material respects (in the case of factual information) and not misleading, based upon reasonable grounds, and honestly believed (in the case of opinions, forecasts and projections), and in all cases do not contain any misstatement or omit any material fact.

14.6	Litigation

Save as disclosed to the Lender in writing, no litigation, arbitration or administrative proceeding or claim exists (or is current or pending or, to the best of the knowledge of the Borrower, threatened against it and/or any Security Obligor) which is reasonably likely to be adversely determined and if so determined would reasonably be expected to cause, by itself or together with any other such proceeding or claim, a Material Adverse Effect.

14.7	Good title to assets

The Borrower and each Security Obligor has a good, valid and marketable title to, or valid leases or licences of and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

14.8	Existing Security Interests

Save as disclosed in writing to the Lender:
(a)	all of the Borrowers and the Security Obligor’s property and assets are Unencumbered save in favour of the Lender or if subject to a Security Interest other than to the Lender, is subject to intercreditor arrangements in a form and substance satisfactory to the Lender; and

(b)	no agreement is in place which could oblige the Borrower or any Security Obligor to create any Security Interest over any of its property and assets.
14.9	No default

It and each Security Obligor is not in breach or default under any contract affecting its assets or any agreement or arrangement or any statutory or legal requirement to an extent or in a manner which has or is reasonably likely to have a Material Adverse Effect and no Event of Default has occurred and is continuing.

14.10	Financial Statements
(a)	Its and each Security Obligor’s annual audited consolidated accounts were prepared in accordance with Applicable Accounting Principles and give a true and fair view of the financial condition of the Borrower or the relevant Security Obligor at the date as of which they were prepared and the results of its business and operations during the Financial Year (or, as the case may be, quarter) then ended and disclose or reserve against all material liabilities (contingent or otherwise) as at that date and all unrealised or anticipated losses from any commitment entered into by it and which existed on that date; and

(b)	the documents provided in accordance with clause 6(b) of schedule 3 (Conditions Precedent) represent its best estimate of its future financial performance for the periods referred to in them and have been prepared on the basis of the stated

assumptions, which it believes are fair and reasonable in the light of current and reasonably foreseeable business conditions.
14.11	Management Accounts

The Management Accounts were prepared in accordance with Applicable Accounting Principles which have been consistently applied (or if not consistently applied, such inconsistency has been notified to the Lender in writing) and give a true and fair view of the financial condition of the Borrower at the date as of which they were prepared and the result so its business and operations since the previous Management Accounts were prepared and delivered to the Lender.

14.12	Tax

The Borrower and each Security Obligor has paid and discharged all Taxes imposed upon it or its assets within the time period allowed without incurring penalties save to the extent that:
(a)	such payment is being contested in good faith;

(b)	adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in the financial statements delivered to the Lender; and

(c)	such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.
14.13	Deductions and withholdings

As at the date of this Agreement it is not required to make any deduction or withholding from any payment it may make under this Agreement.

14.14	Pari passu ranking

Its and each Security Obligor’s payment obligations under the Finance documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

14.15	Borrower Status

The Borrower is not a “domestic issuer” within the meaning of Regulation S.

14.16	Repetition

Other than clauses 14.3(b), 14.5(a), 14.8 (Existing Security Interests), 14.9 (No default), 14.10 (Financial Statements) and 14.12 (Tax) the representations in this clause 14 are deemed to be made by the Borrower on the date of each Utilisation Request, each

Utilisation Date and on the first day of each Interest Period (by reference to the facts and circumstances existing on such date).

15.	INFORMATION UNDERTAKINGS

The undertakings in this clause 15 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or the Commitment is in force.

15.1	Financial statements

The Borrower shall supply to the Lender:
(a)	as soon as the same become available, but in any event within 180 days after the end of each of its Financial Years, its annual audited consolidated accounts for that Financial Year;

(b)	as soon as the same become available, but in any event within 28 days following the end of each month:
(i)	its Management Accounts for that month; and

(ii)	the Management Accounts of each Security Obligor for that month; and
(c)	a Covenants Compliance Letter within 5 days of the end of each month.
15.2	Upon request and subject to the Lender having a confidentiality agreement in force the Borrower shall supply to the Lender all information provided to any present or future funder of the Borrower and/or any of the Security Obligors on the same basis (including without limitation as to format and timing) as the information is provided to such other funder.

15.3	Information: miscellaneous

Subject to the Lender having a confidentiality agreement in force, the Borrower shall supply to the Lender promptly, such further information regarding the financial condition, business and operations of any member of the Group as the Lender may reasonably request.

15.4	Notification of default
(a)	The Borrower shall notify the Lender of any Default (and the steps, if any, being taken to remedy it) and/or any Change of Control promptly upon becoming aware of its occurrence.

(b)	Without prejudice. to any other provision of this Agreement relating to disputes, the Borrower shall notify the Lender of any claim in excess of US$250,000 (two hundred and fifty thousand US dollars) inclusive of any Costs, brought against the

Borrower or a Security Obligor (and the steps, if any, being taken to defend it) promptly upon such claim being made provided that the Borrower shall not be obliged to notify the Lender of any claim where that claim could not reasonably be likely to be adversely determined.

(c)	Promptly upon a request by the Lender, the Borrower shall supply to the Lender a certificate signed by two of its directors or senior officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).
16.	FINANCIAL COVENANTS

16.1	Trading Cashflow

Trading Cashflow cumulative for each review period ending in the period set out in Column (A) below shalt not be less than the corresponding amount set out in Column (B):

(A)	(B)
Review period	Minimum Trading Cashflow
September 2008 — November 2008	US$ 500,000

December 2008 — February 2008	US$ 2,500,000

March 2009	US$ 2,000,000

April 2009 — March 2010	to be determined subject to the Borrower’s approved annual operating plan for Financial Year ending 31 March 2010
“Trading Cashflow” means in relation to any review period or any other period, the consolidated profit before tax on ordinary activities of the Group for that period:
(a)	adding back any depreciation or amortisation;

(b)	deducting any unrealised currency gains;

(c)	excluding any extraordinary or exceptional profits;

(d)	deducting any capital expenditure;

(e)	adding back any Stock Based Compensation Expense; and

(f)	making such other adjustments as the Lender may from time to time approve in writing following a request from the Borrower or the Lender.

16.2	Total Collateral ratio

The Borrower shall ensure that, for so long as the Commitment is outstanding, the Total Collateral shall not be less than two (2) times the aggregate value of the Commitment from time to time and at any time.

If at any time the Total Collateral falls below two (2) times the aggregate value of the Commitment (the “Shortfall”) the Borrower shall immediately issue in favour of the Lender a letter of credit payable to the Lender in an amount equal to the Shortfall. The letter of credit will be paid to the Lender upon the expiry of 45 days of its issue if prior to the expiry of such period, the Borrower has not evidenced to the satisfaction of the Lender that the Shortfall has been extinguished in full.

In this Agreement:

“Cash Equivalents” means assets that are able to be readily converted to cash.

“Esdevium Transaction” means the sale and transfer of certain assets of Popco Distribution Ltd (formerly Cards Inc Limited) to Esdevium Games Limited pursuant to an asset sale and purchase agreement dated 9 April 2008.

“First Utilisation Charge” means accounts payable, expenses accrued but unpaid, income tax payable, short term loans and such proportion of long-term debt due within the relevant Financial Year (but excluding obligations arising under this Deed).

“First Charge Collection Out” means the first monthly drawdown of the Loan by the Borrower under this Deed.

“Fixed Assets” means long-term tangible assets owned by the Group and used in the production of its income which are not expected to be consumed or converted into cash any sooner than at least one year’s time and depreciating in accordance with Applicable Accounting Principles.

“Hornby Transaction” means the sale and transfer of certain assets of Popco Entertainment (UK) Ltd (formerly Corgi Classics Limited), the Borrower and Corgi USA Inc to Hornby Hobbies Limited pursuant to an asset sale and purchase agreement dated 30 April 2008.

“Licensors” means any third-party owner of intellectual property conferring any rights of use under a license agreement with the Group.

“Net Accounts Receivable” means Accounts Receivable less reserves and allowances for Bad Debt (such reserves being as defined in the Group’s standard policies and procedures provided to the auditors).

“Net Inventory” means Inventory less reserves for Obsolescence (such reserves being as defined in the Group’s standard policies and procedures provided to the auditors).

“Other Current Assets” means assets that are liquid in nature and are able to be converted to cash within one year (including for the avoidance of doubt, scheduled payments due to Popco Entertainment (UK) Ltd under the Esdevium Transaction and Hornby Transaction).

“Preferential Creditors” means any sums which may become due to any person which in the reasonable opinion of the Lender, may be entitled to receive payment out of floating charge realisations in priority to the Lender.

“Prepaid Licences” means cash advances made by the Group to Licensors for the right to design, produce and sell Inventory using the intellectual property owned by the Licensors and licensed to members of the Group.

“Stock Based Compensation Expense” means: on 1 January 2006 the Group adopted SFAS No.123R “Share-Based Payment,” using the modified prospective method. This Statement is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The Stock Based Compensation Expenses is a non-cash expense recognition booked monthly.

“Total Collateral” means for the Group, the aggregate value from time to time and at any time of:
(a)	cash or Cash Equivalents;

(b)	90% of the aggregate value of Net Accounts Receivable;

(c)	85% of the aggregate value of Net Inventory;

(d)	Other Current Assets;

(e)	Fixed Assets; and

(f)	Prepaid Licenses
less:
(g)	First Utilisation Charge;

(h)	First Charge Collection Out;

(i)	an amount estimated by the Lender as being necessary to reflect third party claims against assets of the Group ranking or which may rank pari passu with or prior to the claims of the Lender (limited to US$150,000 unless otherwise agreed by the Lender);

(j)	the Preferential Creditors, including, for the avoidance of doubt, the prescribed part of the Group’s net property that would be made available for the satisfaction of its unsecured debts pursuant to section 176A of the Insolvency Act 1986;

(k)	an amount equal to such outstanding fees (and accrued interest if any) payable by the Group to any third party carrier of Inventory if payment of such sums is not made by the Group on its due date;

(l)	an aggregate amount equal to one quarter’s rent payable in relation to any leased premises or locations where Inventory is located from time to time; and

(m)	a reserve of US$90,000.
17.	GENERAL UNDERTAKINGS

The undertakings in this clause 17 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

17.1	Authorisations

The Borrower shall promptly obtain, comply with and do all that is necessary to maintain in full force and effect and supply to the Lender certified copies of any Authorisation required under any law or regulation of a Relevant Jurisdiction to:
(a)	enable it to perform its obligations under the Finance Documents;

(b)	ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document; and

(c)	carry on its business where failure to do so has or is reasonably likely to have a Material Adverse Effect (certified copies in respect of the requirements of this clause 17.1(c) to only be requested reasonably).
17.2	Compliance with laws

The Borrower shall comply in all respects with all laws to which it may be subject, if failure so to comply has or is reasonably likely to have a Material Adverse Effect.

17.3	Taxation
(a)	The Borrower shall pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:
(i)	such payment is being contested in good faith;

(ii)	adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to the Lender; and

(iii)	such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.
(b)	The Borrower shall not change its residence for Tax purposes.
17.4	Change of business

The Borrower shall procure that no substantial change is made to the general nature of the business of the Borrower or the Group taken as a whole from that stated in the annual operating plan.

17.5	Dormant Companies

The Borrower shall ensure that no Dormant Company shall commence trading unless such Dormant Company enters into a guarantee in respect of the obligations of the Borrower in a form satisfactory to the Lender.

17.6	Non-leakage

The Borrower shall:
(a)	ensure that the Borrower and the Security Obligors shall not make any loan, grant any credit or give or permit to subsist any security, guarantee, indemnity or financial accommodation or liability (whether actual or contingent) to or for the benefit of any Non-Obligor except in the ordinary course of business; or

(b)	provide the Lender with such information regarding all Non-Obligors as the Lender may from time to time reasonably request.
17.7	Negative pledge
(a)	The Borrower shall not create or permit to subsist any Security Interest (other than Permitted Security) over any of its assets.

(b)	The Borrower shall not:
(i)	sell, transfer or otherwise dispose of any of its assets on term s whereby they are or may be leased to or re-acquired by the Borrower or any Security Obligor;

(ii)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iii)	enter into any other preferential arrangement having a similar effect;

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.
17.8	Disposals
(a)	The Borrower shall not enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any material asset.

(b)	Clause 17.8(a) does not apply to any sale, lease, transfer or other disposal:
(i)	of Inventory made in the ordinary course of trading;

(ii)	relating to the application of cash in the acquisition of goods and services in the ordinary course of trading and in a manner consistent with the Finance Documents;

(iii)	which is otherwise permitted by a Finance Document or has been approved in writing by the Lender.
17.9	Arm’s length basis

Except as approved in writing by the Lender, the Borrower shall ensure no member of the Group will enter into any transaction with any person except on arm’s length terms and for full market value.

17.10	Dividends and share redemption
(a)	The Borrower shall not (and will ensure that no other member of the Group will):
(i)	declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital) other than the issuance of preferred shares pursuant to Project New York;

(ii)	repay or distribute any dividend or share premium reserve;

(iii)	pay or allow any member of the Group to pay any management, advisory or other fee to or to the order of any of the shareholders of the Borrower except in the ordinary course of the business and as disclosed in the annual operating plan; or

(iv)	redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so.

17.11	Loans or credit

The Borrower shall not be a creditor with respect to any Financial Indebtedness except for the grant of normal trade credit in the ordinary course of its trade.

17.12	Financial Indebtedness

The Borrower will not incur any Financial Indebtedness other than:
(a)	under the Finance Documents;

(b)	normal trade credit granted to it in the ordinary course of business; and

(c)	any Financial Indebtedness incurred with the prior written consent of the Lender; and

(d)	any Existing Indebtedness.
17.13	Insurance
(a)	The Borrower shall ensure that each member of the Group will maintain insurances on and in relation to its business and assets against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

(b)	All insurances must be with reputable independent insurance companies or underwriters.

(c)	The Borrower will comply with all terms of each insurance policy under which it is insured to the extent that no act or omission will cause such policy to be cancelled or an insurer to refuse to make a payment under such policy and will not do or permit to be done or omit to do anything which may render an insurance policy void, voidable or unenforceable (in whole or in part) and will not vary, amend or terminate an insurance policy without the Lender’s prior written consent (not to be unreasonably withheld or delayed).

(d)	The Borrower shall ensure that within 30 days of the date of this Agreement and then for so long as any amount is outstanding under the Finance Documents or any, Commitment is in force that the Lender will be co-insured in relation to each insurance policy under which it is insured and will have the interest of the Lender noted on such policy as sole first loss payee and copies of any such insurance policy confirming the amount and terms of insurance will, if required by the Lender, be promptly provided to the Lender for inspection or retention.

(e)	The Borrower will pay on the date due for payment, all and any relevant insurance premiums and other sums payable under each insurance policy and shall, if the Lender so requests, provide evidence of such payment no later than five Banking Days prior to each such payment becoming due and payable.

17.14	Guarantees

The Borrower shall not (and shall ensure each member of the Group shall not) incur or allow to remain outstanding any guarantee in respect of any obligation of any person other than a Permitted Guarantee.

17.15	Reservation of Shares

The Borrower shall ensure that it will at all times prior to the expiration date of the Warrants have authorised and reserved, free from pre-emptive rights, a sufficient number of American Depository Shares (and underlying Ordinary Shares of the Borrower) to provide for the exercise of the rights represented by such Warrant. If at any time prior to the expiration date of such Warrants the number of authorised but unissued American Depositary Share or Ordinary Shares shall not be sufficient to permit exercise of the Warrant, the Borrower will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorised but unissued Ordinary Shares and American Depositary Shares to such number of shares as shall be sufficient for such purposes.
18.	OPERATIONAL COVENANTS

18.1	Creditors

The Borrower undertakes to deliver to the Lender at such frequency and at such times as the Lender may in its discretion reasonably determine, complete and accurate details of all sums due or prospectively due to Preferential Creditors, in such form as the Lender shall agree with the Borrower from time to time.

18.2	Location and access
(a)	Upon the Lender’s request and not more than once in any calendar year the Borrower shall promptly advise the Lender of the precise location of all or any of the Inventory.

(b)	The Borrower shall (and the Borrower shall procure that each Security Obligor shall) permit the Lender (or its agent) to inspect the Inventory at all reasonable times and on reasonable notice or at any time following the occurrence of an Event of Default.
18.3	Storage

The Borrower undertakes to (and undertakes to procure that each Security Obligor shall) store all inventory strictly in accordance with the specific requirements (if any) of the insurance policies it has in place from time to time (including without limitation, the Inventory Insurance Policy).

18.4	Valuation

Upon the Lender’s request, the Borrower will promptly deliver to the Lender an up-to-date independent valuation of the Inventory (conducted at the Borrower’s expense), no later than 20 Banking Days following such request.

18.5	Reporting system

The Borrower undertakes:
(a)	to maintain a perpetual Inventory reporting system at all times as it currently maintains;

(b)	at least twice annually in each Financial Year, to conduct a physical count of the Inventory on a sample basis reasonably acceptable to the Lender;

(c)	to supply to the Lender within 20 Banking Days the physical count of the Inventory externally observed by the auditors as conducted each year during preparation of the audited annual report of the Group; and

(d)	promptly, upon completion of any count of the Inventory in accordance with clauses 18.5(b) or 18.5(c), supply the Lender with a copy of such count accompanied by a report of the value of such Inventory (valued on a first in, first out basis).
18.6	Waiver
(a)	Where the Lender determines that a landlord’s and/or warehouseman’s waiver and/or mortgagee’s waiver (“Waiver”) is required in relation to any premises, the Borrower shall use its reasonable endeavours to promptly procure such Waiver in a form and substance satisfactory to the Lender and ensure that any such Waiver remains in full force and effect during the currency of the Facility.

(b)	If the Borrower fail to procure a Waiver or a Waiver is withdrawn, the Borrower will immediately notify the Lender.
18.7	Carriers’ fees
(a)	The Borrower will pay, on the due date for payment, all and any fees and costs payable to third party carriers and/or hauliers (“Carriers’ Fees”) and the Borrower will, if the Lender so requests, provide evidence of such payment no later than ten Banking Days prior to each such payment becoming due and payable.

(b)	If the Borrower fails to make payment of any Carriers’ Fees by its due date for payment or fails to produce any receipts for Carriers’ Fees to the Lender on demand, the Borrower will immediately notify the Lender, and the Lender may

(without prejudice to any other rights it may have pursuant to this Agreement), at the Borrowers expense, make payment to the third party carrier and/or haulier.
18.8	Deposit of documents

Upon the Lender’s request, the Borrower shall deposit with the Lender all deeds and documents of title relating to any Inventory.

19.	INVENTORY UNDERTAKINGS

The undertakings in this clause 19 remain in force from the Commencement Date for so long as any amount is outstanding under the Finance Documents or the Commitment is in force.

19.1	Title

Save as notified to the Lender in writing the Borrower and the Security Obligors are with full title guarantee the owners of all Inventory.

19.2	Status and condition

All Inventory:
(a)	is to be supplied in the ordinary course of the Borrower’s and the Security Obligors business and is and will be fit for such purpose;

(b)	will be kept by the Borrower and each Security Obligor, at its own expense, in good and marketable condition (save for damaged items as notified to the Lender and save for the fact that the Borrower will not be in breach of this undertaking unless such breach relates to a material quantity of the inventory); and

(c)	in relation to finished goods, is not obsolete and will be held for sale.
20.	EVENTS OF DEFAULT

Each of the events or circumstances set out in this clause 20 is an Event of Default (whether or not caused by any reason outside of the control of the Borrower:) save for clause 20.18 (Acceleration).

20.1	Non-payment

The failure by the Borrower to discharge all and any other amounts due and payable (but unpaid) to the Lender under or pursuant to a Finance Document unless such failure is caused by an administrative or technical error and is not remedied within live Banking Days from its due date.

20.2	Covenants

Any requirement of clause 16 (Financial Covenants) or clause 18 (Operational Covenants) is not satisfied (save for a breach of the Total Collateral ratio as set out in 16.2 where a letter of credit is issued to the Lender in accordance with the requirements of 16.2) and continues unsatisfied for 30 days from the date of notice by the Lender to the Borrower or the Borrower or any Security Obligor becoming aware of such non-satisfaction provided, if such default cannot be cured within 30 days and the Borrower and/or Security Obligors are diligently trying to cure such default, then the Borrower and/or such Security Obligor shall have 30 days to cure such default.

20.3	Breach of other obligations

The Borrower and/or any Security Obligor fails to comply with any provision of the Finance Documents (not addressed by clauses 20.1 (Non-payment) and 20.2 (Covenants)), and the failure to comply, if capable of remedy, continues unremedied for 30 days from the date of notice by the Lender to the Borrower requiring such remedy.

20.4	Misrepresentation

Any representation or statement made or deemed to be made by the Borrower in any Finance Document (or any other document delivered by or on behalf of the Borrower under or in connection therewith) is or proves to have been incorrect or misleading in any material respect when made or deemed to be made and the breach, if capable of remedy, continues unremedied for ten (10) days from the date of notice by the Lender to the Borrower requiring such remedy.

20.5	Insolvency
(a)	A member of the Group is unable or admits inability to pay its debts as they fall due or is deemed to or declared to be unable to pay its debts under applicable law, suspends or threatens to suspend making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(b)	The value of the assets of any member of the Group is less than its liabilities (taking into account contingent and prospective liabilities).

(c)	A moratorium is declared in respect of any indebtedness of any member of the Group. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.
20.6	Winding-up

The Borrower or any Security Obligor takes any corporate action or other steps are taken or legal or other proceedings are started for its winding-up, dissolution or reorganisation other than for the purposes of a bona fide, solvent scheme of reconstruction or amalgamation previously approved in writing by the Lender (other than a petition for the winding-up which the Borrower or any Security Obligor has satisfied the Lender is vexatious, groundless or an abuse of process and the Borrower or any Security Obligor has taken steps within seven days of the petition to restrain the petitioner from advertising the petition, such petition has not been advertised and which in any event has been discharged within 10 Banking Days of the petition).

20.7	Analogous proceedings

Anything analogous to or having a substantially similar effect to any of the events specified in clauses 20.6 (Winding-up) inclusive shall occur under the laws of any relevant jurisdiction.

20.8	Creditors process

Any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of a member of the Group.

20.9	Security Interest

Any Security Interest over any assets of any member of the Group is enforced.

20.10	Termination of any guarantee

Any guarantee of any amounts due and payable under any of the Finance Documents shall be terminated, revoked or declared void or invalid.

20.11	Cross default
(a)	Any Financial Indebtedness in excess of US$100,000 of any member of the Group is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness in excess of US$100,000 of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (howsoever described).

(c)	Any commitment for any Financial Indebtedness in excess of US$100,000 of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (howsoever described).

(d)	Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness in excess of US$100,000 of any member of the Group due and payable prior to its specified maturity as a result of an event of default (howsoever described).
20.12	Cessation of business

The Borrower ceases carrying on the business or the nature of the business other than as set out in the annual operating plan.

20.13	Illegality

It is or will become unlawful for the Borrower or any Security Obligor to perform or comply with any of its obligations under any Finance Document or any such obligation is not or ceases to be legal, valid, and binding.

20.14	Repudiation

The Borrower or any Security Obligor repudiates or does or causes to be done anything evidencing an intention to repudiate any Finance Document.

20.15	Invalidity

The Finance Documents do not come into, or cease to be in, full force and effect or are not for any reason valid and binding upon and enforceable in all respects against the Borrower or any Security Obligor.

20.16	Material Adverse Effect

There occurs a Material Adverse Effect.

20.17	Qualification of Financial Statements

Save as disclosed to the Lender prior to the date of this Agreement any auditor qualifies their report on the audited financial statements of the Borrower (or any audited consolidated financial statements of the Group) in any way whatsoever except where the qualification is of a technical nature and the remedy for the matter giving rise to the qualification will have no effect on the results of the relevant company for the period to which such financial statements relate or on the consolidated financial position of the Group as at the end of such period.

20.18	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Lender may, by notice to the Borrower:
(a)	cancel the Commitment whereupon they shall immediately be cancelled;

(b)	declare that the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(c)	declare that the Loan is payable on demand, whereupon it shall immediately become payable on demand by the Lender.

21.	SUB-PARTICIPATION

21.1	Assistance and co-operation

The Borrower undertakes to assist and co-operate (and to procure the assistance and co-operation of the Security Obligors) with the Administrative Party in any syndication, sub-participation, sale or transfer of the Administrative Party’s interest in the Finance Documents to another fund operated by Synergy Global Capital in such manner and to such extent as the Administrative Party may from time to time reasonably require.

21.2	Legal and other fees

The Borrower shall promptly reimburse the Administrative Party for its reasonably and properly incurred legal fees and expenses in connection with any syndication, sub-participation, sales or transfer of the Administrative Party’s interest in the Finance Documents pursuant to clause 21.1 (Assistance and co-operation), but shall not be responsible for any other fees and expenses associated therewith, including any fees or expenses sustained, suffered or incurred by any participant.

22.	ASSIGNMENTS

22.1	Restriction against assignment

The Borrower may not assign, sub-contract, delegate or transfer any of its rights and/or obligations under this Agreement or any other Finance Document.

22.2	Right to assignment

The Lender may assign transfer, sub-contract or delegate any of its rights and/or obligations under this Agreement or any other Finance Document to another person with the consent of the Borrower and the Borrower hereby irrevocably consents to the Lender assigning, sub-contracting or delegating any of its rights and/or obligations pursuant to clause 21 (Sub-participation) and Synergy Global Capital LLP performing any obligations of the Lender pursuant to this Agreement.

23.	PAYMENT MECHANICS

23.1	Place

Unless a Finance Document specifies that payments under it are to be made in another manner, all payments by a Party under a Finance Document must be made to the relevant Party to its account at such office or bank in London as it may notify to the other Party for this purpose by not less than five Banking Days’ prior notice.

23.2	Funds

Payments under this Agreement to the Lender must be made for value on the due date and in US Dollars.

23.3	Currency
(a)	Unless otherwise specified in this Agreement, the currency of each amount payable under this Agreement is determined under this clause 23.3.

(b)	Amounts payable in respect of costs and expenses are payable in the currency in which they are incurred.

(c)	Each other amount payable under this Agreement is payable in US dollars.
23.4	No set-off or counterclaim

All payments made by the Borrower under this Agreement must be made without set-off or counterclaim.

23.5	Banking Days
(a)	If a payment under this Agreement is due on a day which is not a Banking Day, the due date for that payment will instead be the next Banking Day in the same calendar month (if there is one) or the preceding Banking Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on that principal or Unpaid Sum at the rate payable on the original due date.
23.6	Timing of payments

If this Agreement does not provide for when a particular payment is due, that payment will be due within five Banking Days of demand by the Lender.

24.	SET OFF

The Lender may set off any matured obligation due from the Borrower under this Agreement (to the extent beneficially owned by the Lender) against any matured obligation owed by the Lender to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. The Lender shall promptly notify the Borrower of any exercise of its rights under this clause.

25.	NOTICES

25.1	Address for, and mode of delivery of, notices
(a)	Every notice, demand and other communication under the Finance Documents shall be in writing and may be given or made by post or fax.

(b)	The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each party to this Agreement for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(i)	in the case of the Borrower:

The Directors Popco Entertainment Limited 31 Greenhill Crescent Waterford Business Park Watford WD18 8YB

Attention: Michael Cookson

Fax: +44(0) 1923 200 134

(ii)	in the case of the Lender:

The Directors Synergy Global Finance Master Fund Limited PO Box 309GT Ugland House South Church Street George Town Grand Cayman Cayman Island

with a copy to:

Synergy Global Capital LLP (“the Investment Manager”) 11 Haymarket London SW1Y 4BP

Attention: Syd Hanna / Andrew Apps

Fax: +44 20 7484 1301
or any substitute address or fax number or department or officer as the Borrower may notify to the Lender or as the Lender may notify to the Borrower by not less than five Banking Days’ notice.
25.2	Delivery of notices
(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:
(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or 5 Banking Days after being deposited in the post, postage prepaid, in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under clause 25.1(b) (Address for, and mode of delivers, of notices), if addressed to that department or officer.
(b)	Any communication received on a non-Banking Day or after business hours in the place of receipt will only be deemed to have been given on the next Banking Day in that place (subject to it having been delivered in accordance with the terms of this Agreement).
25.3	Any consent or confirmation required to be given by the Lender in accordance with the terms of this Agreement which is given by the Investment Manager acting on behalf of the Lender shall be as valid and binding on the Parties as if it had been given by the Lender.

26.	CALCULATIONS AND CERTIFICATES

26.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with this Agreement, the entries made in the accounts maintained by the Lender are prima facie evidence of the matters to which they relate.

26.2	Certificate of Indebtedness

For the purpose of determining the Borrower’s liability under this Agreement, the Borrower agrees to accept any certificate of Indebtedness signed by any of the Lender’s managers or officers as prima fade evidence of the amount of such Indebtedness (save for any manifest error or error of law).

26.3	Day count convention

Any interest, commission or fee accruing under this Agreement will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

27.	SEVERABILITY

Each of the provisions of this Agreement shall be several and distinct from one another and if at any time one or more of such provisions is or becomes invalid or illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

28.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

29.	VARIATIONS

Any variation of this Agreement shall only be valid if in writing and signed by the Lender and by the Borrower.

30.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

31.	JURISDICTION

The Parties agree that:
(a)	Claim

if any Party has a claim against any other arising out of or in connection with this Agreement such claim shall (subject to clause 31(c)(Other courts)) be referred to the High Court of Justice in England, to the jurisdiction of which each of the Parties irrevocably submits;

(b)	Jurisdiction

the jurisdiction of the High Court of Justice in England over any such claim against the Lender shall be an exclusive jurisdiction and no courts outside England shall have jurisdiction to hear or determine any such claim;

(c)	Other courts

nothing in this clause 31 (Jurisdiction) shall limit the right of the Lender to refer any such claim against the Borrower to any other court of competent jurisdiction outside England, to the jurisdiction of which the Borrower hereby irrevocably agrees to submit, nor shall the taking of proceedings by the Lender before the courts in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction whether concurrently or not;

(d)	Service of Process

without prejudice to any other mode of service allowed under any relevant law, the Borrower irrevocably appoints Popco Entertainment Holdings Limited

(registration number 03811954) as its agent for service of process in relation to any proceedings before English courts in connection with any Finance Document, and agrees that failure by a process agent to notify the Borrower of the process will not invalidate the proceedings concerned; and

(e)	Waiver of Immunity

the Borrower irrevocably and unconditionally waives any immunity to which it or its property may at any time be or become entitled, whether characterised as sovereign immunity or otherwise, from any set-off or legal action in Hong Kong or elsewhere, including immunity from service of process, immunity from jurisdiction of any court or tribunal, and immunity of any of its property from attachment prior to judgement or from executive of a judgement.
32.	GOVERNING LAW

This Agreement is governed by English law.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1
Utilisation Request

From:	Popco Entertainment Limited
To:	Synergy Global Master Fund Limited
Dated:	♦ , 200♦
Dear Sirs
POPCO ENTERTAINMENT LIMITED (FORMERLY CORGI INTERNATIONAL LIMITED) US$5,000,000 Facility Agreement dated ♦ June 2008 (the “Agreement”)
1.	We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow a Loan on the following terms:

Proposed Utilisation Date:	♦ 200♦ (or if that is not a Banking Day, the next Banking Day)

Amount:	US$[3,000,000] [5,000,000]

Interest Period:	[One Month]
3.	We confirm that each condition specified in clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

4.	The proceeds of this Loan should be credited to ♦

5.	This Utilisation Request is irrevocable.
Yours faithfully

authorised signatory for
POPCO ENTERTAINMENT LIMITED

SCHEDULE 2
Conditions Precedent
1.	Corporate Documents
(a)	Copies of the constitutional documents of the Borrower and each Security Obligor.

(b)	Copy board resolutions of the board of directors of the Borrower and each Security Obligor:
(i)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute, deliver and perform the Finance Documents to which it is a party;

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, Utilisation Notices) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.
(c)	A specimen of the signature of each person authorised by the resolution referred to in paragraph 1(b) above in relation to the Finance Documents and related documents.

(d)	A certificate of the Borrower confirming that utilising, borrowing, guaranteeing or securing. as appropriate, the Facility would not cause any borrowing, guarantee, security or similar limit binding on the Borrower to be exceeded.

(e)	A certificate of an authorised signatory of the Borrower and each Security Obligor certifying that each copy document relating to it specified in this paragraph 1 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of this Deed.

(f)	Such legal opinions and other documents as the Lender may require to confirm the validity and enforceability of the Finance Documents.

(g)	Resolution to allow transfer of shares of Popco Distribution Limited.
2.	Finance documents
(a)	This Agreement executed by the Borrower.

(b)	At least two originals of the following Security Documents executed by the persons specified below opposite the relevant Security Document:

Name of Company	Security Document
The Borrower	Debenture
Popco Entertainment Holdings Ltd	Guarantee and Debenture
Popco Distribution Ltd	Guarantee and Debenture
Popco Entertainment (UK) Ltd	Guarantee and Debenture
Master Replicas Inc	Security Agreement and Guarantee
(c)	The executed lntercreditor Agreements in a form satisfactory to the Lender.

(d)	A copy or all notices required to be sent under the Security Documents duly acknowledged by the addressee.

(e)	Such certificates of registration, application forms and other documents (together with appropriate fees) as may be necessary to complete and register the security created pursuant to the Security Documents.
3.	Insurances

In relation to all insurance policies subsisting at the Commencement Date:
(a)	a certified copy of each of the policies;

(b)	written confirmation of the amount and terms of each of the policies;

(c)	satisfactory evidence that all premiums are paid up to date; and

(d)	satisfactory evidence that the Lender has been named as sole first loss payee in relation to each such policy and is co-insured under each of the policies.
4.	Financial Information
(a)	Up-to-date Management Accounts for the Borrower and each Security Obligor and a copy of the annual audited consolidated accounts for the Financial Year ending 31 March 2007 for the Borrower and each Security Obligor.

(b)	The business plan, the projected balance sheets, anticipated capital expenditure, statements of income and expense and cashflow models for the Borrower.
5.	Pension

Confirmation that there is no defined benefit pension scheme in the Group.

6.	Other documents and evidence
(a)	The results of the anti-money laundering checks and procedures concerning such persons, as required by the Lender’s policies and/or any applicable laws or regulations.

(b)	Evidence that the fees, costs and expenses then due from the Borrower have been paid or will be paid by the first Utilisation Date.

(c)	Clear winding-up and administration searches in relation to the Borrower and the Security Obligors.

(d)	Satisfactory completion of legal, financial and commercial due diligence by the Lender.

(e)	Written confirmation from the Borrower’s legal counsel in Hong Kong addressed to the Lender that no Tax Deduction (as defined in clause 11 (Tax gross up and indemnities)) will be required to be made by the Borrower.

(f)	Any other document, assurance or opinion that the Lender may require.

(g)	The issuance to the Lender of Warrants to acquire 300,000 Warrant Shares together with evidence satisfactory to the Lender that the Warrants have been validly issued by the Borrower and registered in the name of the Lender in the warrant register of the Borrower.

(h)	Evidence that any process agent referred to in clause 31(d) (Service of Process) has accepted its appointment.

SCHEDULE 3
Form of Covenants Compliance Letter
[To be typed on headed paper of the Borrower]
The Directors
Synergy Global Finance Master Fund Limited ♦

FAO ♦	Date: ♦
Dear Sirs
Re: Term facility of up to US$5,000,000
1.	We refer to the term facility agreement dated 24 June 2005 (the “Agreement”).

2.	Unless otherwise defined herein or the context otherwise requires, terms defined in the Agreement shall have the same meanings when used in this letter.

3.	This letter is a Covenants Compliance Letter required to be delivered by Popco Entertainment Limited to Synergy Global Finance Master Fund Limited in accordance with the Agreement.

4.	Monthly requirements
We hereby confirm that throughout the immediately preceding month:
4.1	The Total Collateral for the Group was at all times more than two (2) times the aggregate value of the Commitment.
5.	Quarterly requirements
We hereby confirm that for the immediately preceding three-month period:
5.1	The Trading Cashflow of the Group is greater than the amount stated against the corresponding review period in column (B) of the table in clause 16.1 (Trading cashflow) of the Agreement.
Based on the above confirmation, the Borrower (as defined in the Agreement) is in compliance with the Operational Covenants and/or Financial Covenants, as at the expiry of the relevant period referable to each such Operational Covenant and/or Financial Covenant.
This letter is a Finance Document.

This letter shall be governed by English law,

(Insert name of Director/Aurhorised Signatory/
for and on behalf of
POPCO ENTERTAINMENT LIMITED
(formerly Corgi International Limited)

SCHEDULE 4
Dormant Companies
1.	Icon Collectibles Limited

2.	Lideo Collectibles Limited

3.	Corgi USA Inc

SCHEDULE 5
Warrants
NEITHER THE SECURITIES REPRESENTED HEREBY (THE “WARRANT”) NOR THE SECURITIES TO BE ISSUED UPON ITS EXERCISE (“EXERCISE SECURITIES”) HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (“US SECURITIES ACT”). UNTIL THE DATE THAT IS 40 DAYS FROM THE DATE OF THIS CERTIFICATE, NEITHER THE WARRANT NOR THE EXERCISE SECURITIES MAY BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE BENEFIT OF US PERSONS (AS SUCH TERMS ARE DEFINED IN REGULATION S UNDER THE US SECURITIES ACT (“REGULATION S”)) UNLESS THEY ARE REGISTERED UNDER THE US SECURITIES ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT IS AVAILABLE.
THE WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF ANY US PERSON (AS SUCH TERM IS DEFINED IN REGULATION S) UNLESS REGISTERED UNDER THE US SECURITIES ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER IS AVAILABLE.
THESE SECURITIES MAY NOT BE OFFERED, SOLD, MORTGAGED, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED UNLESS IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE ACT, OR PURSUANT TO REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT. SUBJECT TO THE PROVISIONS OF SECTION 10 HEREOF, THIS WARRANT SHALL BE VOID AFTER 5:00 P.M. EASTERN TIME ON JUNE [•], 2013 (THE “EXPIRATION DATE”).
No. W-
CORGI INTERNATIONAL LIMITED
WARRANT TO CREDIT [      ] AMERICAN DEPOSITARY SHARES ("ADSs") REPRESENTING SUCH NUMBER OF ORDINARY SHARES
     For VALUE RECEIVED, Synergy Global Finance Master Fund Limited (“Warrantholder”), is entitled to purchase [♦] ADSs representing [♦] Ordinary Shares (the “Warrant Shares”), subject to the provisions of this Warrant, from Corgi International Limited, a corporation incorporated under the laws of Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) whose registered office is at Unit 711-7 17, 7/F, Tower A. New Mandarin Plaza, 14 Science Museum Road, TST East, Kowloon, Hong Kong (the “Company”), at any time not later than 5:00 P.M., Eastern time, on the Expiration Date (as defined above), at an exercise price per share equal to $3.00 Hong Kong Dollars (par value) (such price, as may be adjusted from time, the “Warrant Price”). The number of’ Warrant Shares purchasable upon exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time as described herein.
     This Warrant is one of a series of warrants (collectively, the “Company Warrants” or “Warrants”) of like tenor issued by the Company pursuant to the Term Facility Agreement, dated as of June [•], 2008, the “Credit Agreement”), between the Company and the Warrantholder. Capitalized terms used herein have the respective meanings ascribed thereto in the Credit Agreement unless otherwise defined herein.
     If at any time prior to the Expiration Date, the Company shall have terminated its American Depository Receipt program, or ADSs shall otherwise no longer be available for issuance upon deposit of Ordinary Shares at the time of exercise of the Warrant in accordance with Section 3 (an “ADR Termination Event”), all references in this Warrant to “Warrant Shares” shall be deemed to refer to Ordinary Shares of the Company, and this Warrant shall entitle the Warrantholder to purchase such number of Ordinary Shares of the Company as were represented by the number of ADSs such Warrantholder would have been entitled to purchase absent such ADR Termination Event, subject to adjustment from time to time as described herein.
     Section 1. Registration. The Company shall maintain books for the transfer and registration of the Warrant. Upon the initial issuance of this Warrant, the Company shall issue and register the Warrant in the name of the Warrantholder.
     Section 2. Transfers. As provided herein, this Warrant may be transferred only in accordance with the legend on the face hereof and the Warrantholder hereby agrees to the terms hereof. The Warrantholder will, at the time of exercise, be required to certify that it is not a US person (within the meaning of Regulation S) and the Warrant is not being exercised on behalf of a US Person (within the meaning of Regulation S).
     Section 3. Exercise of Warrant. Subject to the provisions hereof and to compliance with all regulations, exchange control, fiscal and other laws applicable thereto, the Warrantholder may exercise this Warrant, in whole or in part, at any time prior to its expiration upon surrender of the Warrant, together with delivery of a duly executed Warrant exercise form, in the form attached hereto as Appendix B (the “Exercise Agreement”) and payment by cash, certified check or wire transfer of funds of the aggregate Warrant Price for that number of Warrant Shares then being exercised, to the Company during normal business hours on any business day at the Company’s registered office in Hong Kong; provided, however, that the Exercise Agreement may only be executed and transmitted by the Warrantholder from a location outside the United States, The Warrant Shares so exercised shall be deemed to be issued to the Warrantholder or the Warrantholder’s designee, as the record owner of such shares, as of the close of business on the date on which this Warrant shall have been surrendered (or the date evidence of loss, theft or destruction thereof and security or indemnity satisfactory to the Company has been provided to the Company), the Warrant Price shall have been paid and the completed Exercise Agreement shall have been delivered. Certificates for the Warrant Shares so exercised shall be delivered, free of charge, to the Warrantholder (at an address that is outside the United States) within a reasonable time after this Warrant shall have been so exercised, but in any event not later than seven (7) business days after exercise. The certificates so delivered shall be in such denominations as may be requested by the Warrantholder and shall, subject to the required certifications set forth in Section 2 above, be registered in the name of the Warrantholder or such other name as shall be designated by the Warrantholder, as specified in the Exercise Agreement. If this Warrant shall have been exercised only in part, then, unless this Warrant has expired, the Company shall, at its expense, at the time of delivery of such certificates, deliver to the Warrantholder a new Warrant representing the right to purchase the number of Warrant Shares with respect to which this Warrant shall not then have been exercised. As used herein, “business day” means a day, other than a Saturday or Sunday, on which banks in New York City, London and Hong Kong are open for the general transaction of business. Each exercise hereof shall constitute the re-affirmation by the Warrantholder that the representations and warranties contained in clause 13.3 of the Credit Agreement are true and correct in all material respects with respect to the Warrantholder as of the time of such exercise.
     Section 4. Compliance with the US Securities Act. Neither the Warrant nor the Warrant Shares have been or will be registered under the US Securities Act. The Company may cause the legend set forth on the first page of this Warrant to be set forth on each Warrant. If the Warrant is exercised, the Company may cause a legend similar to the legend set forth on the first page of this Warrant to be set forth on each certificate representing the Warrant Shares issued upon such exercise, unless the Company receives from the Warrantholder an opinion of counsel acceptable to it that no such legend is required. Any Warrant Shares issued when the Company is a “domestic issuer” within the meaning of Regulation S will, in addition, bear a legend to the effect that such Warrant Shares are “restricted securities” within the meaning of Rule 144 of the US Securities Act (“Rule 144”) and may only be transferred (i) pursuant to an effective registration statement under the US Securities Act; (ii) in a transaction meeting the requirements of Regulation S; (iii) in accordance with the provisions of Rule 144; or (iv) in compliance with another available exemption from the registration requirements under the US Securities Act.
     Section 5. Payment of Taxes. The Company will pay any documentary stamp taxes, capital duties, registration fees, or similar charges, if any, attributable to the creation and initial issue of the Warrants and the initial issuance of Warrant Shares issuable upon the exercise of the Warrant; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates for Warrant Shares in a name other than that of the Warrantholder in respect of which such shares are issued, and in such case, the Company shall not be required to issue or deliver any certificate for Warrant Shares or any Warrant until the person requesting the same has paid to the Company the amount of such tax or has established to the Company’s reasonable satisfaction that such tax has been paid. The Warrantholder shall be responsible for income taxes due under federal, state or other law, if any such tax is due.
     Section 6. Mutilated or Missing Warrants. In case this Warrant shall be mutilated, lost, stolen, or destroyed, the Company shall issue in exchange and substitution of and upon surrender and cancellation of the mutilated Warrant, or in lieu of and substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and for the purchase of a like number of Warrant Shares, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction of the Warrant, and with respect to a lost, stolen or destroyed Warrant, reasonable indemnity with respect thereto, if requested by the Company. Mutilated or defaced Warrants must be surrendered before replacements will be issued.

     Section 7. Reservation of Shares. The Company covenants and agrees that all Warrant Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued and outstanding, fully paid and non-assessable, and free from all taxes, liens and charges with respect to the issuance thereof. The Company further covenants and agrees that the Company will at all times prior to the Expiration Date, have authorized and reserved, free from pre-emptive rights, a sufficient number of ADSs (and underlying Ordinary Shares of the Company) to provide for the exercise of the rights represented by this Warrant. If at any time prior to the Expiration Date the number of authorized but unissued ADSs or Ordinary Shares shall not be sufficient to permit exercise of this Warrant, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Ordinary Shares and ADSs to such number of shares as shall be sufficient for such purposes.
     Section 8. Adjustments. Subject and pursuant to the provisions of this Section 8, the Warrant Price and number of Warrant Shares subject to this Warrant shall be subject to adjustment from time to time as set forth hereinafter.
          (a) If the Company shall, at any time or from time to time while this Warrant is outstanding, subdivide its outstanding Ordinary Shares or ADSs into a greater number of shares or combine its outstanding Ordinary Shares or ADSs into a smaller number of shares or issue by reclassification of its outstanding Ordinary Shares or ADSs any shares of its capital stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then (i) the Warrant Price in effect immediately prior to the date on which such change shall become effective shall be adjusted by multiplying such Warrant Price by a fraction, the numerator of which shall be the number of Ordinary Shares or ADSs, as applicable, outstanding immediately prior to such change and the denominator of which shall be the number of Ordinary Shares or ADSs, as applicable, outstanding immediately after giving effect to such change and (ii) the number of Warrant Shares purchasable upon exercise of this Warrant shall be adjusted by multiplying the number of Warrant Shares purchasable upon exercise of this Warrant immediately prior to the date on which such change shall become effective by a fraction, the numerator of which shall be the Warrant Price in effect immediately prior to the date on which such change shall become effective and the denominator of which shall be the Warrant Price in effect immediately after giving effect to such change, calculated in accordance with clause (i) above. Such adjustments shall be made successively whenever any event listed above shall occur.
          (b) If any capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the Company’s assets to another corporation shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby each Warrantholder shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the Warrant Shares immediately theretofore issuable upon exercise of the Warrant, such shares of stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of Warrant Shares equal to the number of Warrant Shares immediately theretofore issuable upon exercise of the Warrant, had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of each Warrantholder to the end that the provisions hereof (including, without limitation, provision for adjustment of the Warrant Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to the Warrantholder, at the last address of the Warrantholder appearing on the books of the Company, such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Warrantholder may be entitled to purchase, and the other obligations under this Warrant. The provisions of this paragraph (b) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers or other dispositions.
          (c) In the event that, as a result of an adjustment made pursuant to this Section 8, the Warrantholder shall become entitled to receive any shares of capital stock of the Company other than Ordinary Shares or ADSs, the number of such other shares so receivable upon exercise of this Warrant shall be subject thereafter to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares contained in this Warrant.
          (d) Whenever the number of Warrant Shares or Warrant Price is adjusted as herein provided, the Company shall give notice to the Warrantholder that the number of Warrant Shares or Warrant Price has been so adjusted (setting forth the event giving rise to the adjustment, the number of Warrant Shares and Warrant Price in effect prior to such adjustment, the adjusted number of Warrant Shares or Warrant Price and the effective date thereof) and shall at all times thereafter so long as any of the Warrants remain exercisable make available for inspection by the Warrantholder at its registered office in Hong Kong where copies of the same may be obtained, a certificate signed by a director of the Company setting forth brief particulars of the event giving rise to the adjustment, the number of Warrant Shares and the Warrant Price in effect prior to such adjustment, the adjusted number of Warrant Shares or Warrant Price and the effective date thereof and shall, on request, send a copy thereof to any Warrantholder.
     Section 9. Fractional Interest. The Company shall not be required to issue fractions of Warrant Shares upon the exercise of this Warrant. If any fractional share of an Ordinary Share or ADS would, except for the provisions of the first sentence of this Section 9, be deliverable upon such exercise, the Company, in lieu of delivering such fractional share, shall pay to the exercising Warrantholder an amount in cash equal to the Market Price of such fractional ADS on the date of exercise.
     Section 10. Winding up of the Company or Company Sale.
     If an effective resolution is passed prior to the Expiration Date for the voluntary winding-up of the Company or the consummation of a Company Sale, then:-

(a)	if such winding-up is for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrantholder, or some person designated by them for such purpose by Special Resolution, shall be a party or in conjunction with which a proposal is made to the Warrantholder and is approved by Special Resolution, the terms of such scheme of arrangement or (as the case may be) proposal shall be binding on all Warrantholders;

(b)	in any other case, the Warrantholder shall be entitled at any time within 21 (twenty-one) days after the passing of such resolution by irrevocable surrender of its Warrant certificate(s) to the Company’s registered offices in Hong Kong with the Exercise Agreement duly completed, together with payment of the Warrant Price (or the relative portion thereof), to elect to be treated as if it had immediately prior to the commencement of such winding-up or Company Sale exercised such of the Warrant as are specified in the Exercise Agreement submitted by it and had on such date been the holder of the Warrant Shares to which it would have become entitled pursuant to such exercise and the Company and the liquidator of the Company shall give effect to such election accordingly. The Company shall give notice to the Warrantholder of the passing of any such resolution within 7 (seven) days after the passing thereof and such notice shall contain a reminder to the Warrantholder with respect to their rights under this paragraph (b) (to the extent applicable).
     Notwithstanding the other provisions of this Warrant, unless otherwise agreed by the buyer in a Company Sale, the Expiration Date shall be accelerated so that this Warrant shall expire upon the consummation of a Company Sale. As used herein, “Company Sale” shall mean (x) the cash sale of all or substantially all of the Company’s assets, in a single transaction or series of related transactions, or (y) the merger or other combination of the Company with another entity in which the holders of the Company’s equity securities immediately prior to such merger or other combination receive only cash in payment for their equity securities; “Special Resolution” means a resolution passed at a meeting of the Warrantholder duly convened and held and carried by a majority consisting of not less than three-fourths of the votes cast upon a show of hands or, if a poll is duly demanded, by a majority consisting of not less than three-fourths of the votes cast on a poll.
     Section 11. Benefits. Nothing in this Warrant shall be construed to give any person, firm or corporation (other than the Company and the Warrantholder) any legal or equitable right, remedy or claim, it being agreed that this Warrant shall be for the sole and exclusive benefit of the Company and the Warrantholder.
     Section 12. Notices to Warrantholder. Upon the happening of any event requiring an adjustment of the Warrant Price, the Company shall promptly give written notice thereof to the Warrantholder at the address appearing in the records of the Company, stating the adjusted Warrant Price and the adjusted number of Warrant Shares resulting from such event and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Failure to give such notice to the Warrantholder or any defect therein shall not affect the legality or validity of the subject adjustment.

     Section 13. Identity of Transfer Agent. The Transfer Agent for the ADSs is the Bank of New York Mellon. Upon the appointment of any subsequent transfer agent for the Warrant Shares or other shares of the Company’s capital stock issuable upon the exercise of the rights represented by the Warrant, the Company will mail to the Warrantholder a statement setting forth the name and address of such transfer agent.
     Section 14. Notices. Unless otherwise provided, any notice required or permitted under this Warrant shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by telex or facsimile, then such notice shall be deemed given upon receipt of confirmation of complete transmittal, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one business day after delivery to such carrier. All notices shall be addressed as follows: if to the Warrantholder, at its address as set forth in the Company’s books and records and, if to the Company, at the address as follows, or at such other address as the Warrantholder or the Company may designate by ten days’ advance written notice to the other:
If to the Company:
Corgi International Limited
201 North Civic Drive, #239
Walnut Creek, California 94596
Attention: Jack Lawrence, CFO and COO
With a copy to:
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105
Attention: Lawrence T. Kane
Fax: (415) 773-5759
     Section 15. Successors. All the covenants and provisions hereof by or for the benefit of the Warrantholder shall bind and inure to the benefit of its respective successors and assigns hereunder.
     Section 16. Suit by Warrantholders.
          (a) The Company hereby acknowledges and covenants that the benefit of the covenants, obligations and conditions on the part of or binding upon it contained in this Warrant shall enure to each and every Warrantholder.
          (b) Each Warrantholder shall be entitled severally to enforce the said covenants, obligations and conditions against the Company insofar as each such Warrantholder’s Warrants are concerned, without the need to join the person to whom any such Warrant was originally issued by the Company or any intervening or other Warrantholder in the proceedings for such enforcement.
     Section 17. Governing Law. This Warrant shall be governed by, and construed in accordance with, the laws of the Hong Kong.
     Section 18. Jurisdiction.
          (a) If any Party has a claim against any other arising out of or in connection with this Warrant or the exercise thereof such claim shall be referred to the High Court of Justice in England, to the jurisdiction of which each of the Company and each Warrantholder irrevocably submit; and
          (b) The jurisdiction of the High Court of Justice in England over any such claim against the Warrantholder shall be an exclusive jurisdiction and no courts outside England shall have jurisdiction to hear or determine any such claim.
     Section 19. No Rights as Stockholder. Prior to the exercise of this Warrant, the Warrantholder shall not have or exercise any rights as a stockholder of the Company by virtue of its ownership of this Warrant.
     Section 20. Amendment; Waiver. Any term of this Warrant may be amended or waived (including the adjustment provisions included in Section 8 of this Warrant) upon the written consent of the Company and the holders of Company Warrants representing at least 66 2/3% of the number of Warrant Shares then subject to all outstanding Company Warrants (the “Majority Holders”): provided, that (x) any such amendment or waiver must apply to all Company Warrants; and (y) the number of Warrant Shares subject to this Warrant, the Warrant Price and the Expiration Date may not be adversely amended, and the right to exercise this Warrant may not be altered or waived, without the written consent of the Warrantholder. Notice of every modification to this Warrant shall promptly be given to the Warrantholder.
     Section 21. Section Headings. The section headings in this Warrant are for the convenience of the Company and the Warrantholder and in no way alter, modify, amend, limit or restrict the provisions hereof.
     IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed, as of the [•] day of June, 2008.

CORGI INTERNATIONAL LIMITED
By:
Jack Lawrence, Chief Financial Officer, Chief
Operating Officer and General Manager, U.S.

EXHIBIT A
Form of Assignment
[To be signed only upon transfer of Warrant]
     For value received, the undersigned hereby sells, assigns and transfers unto the right represented by the Warrant to purchase                      American Depositary Shares representing such number of Ordinary Shares of Corgi International Limited to which the Warrant relates, and appoints                                          to transfer such right on the books of Corgi International Limited, with full power of substitution in the premises.

Dated:

(Signature)

Signed in the presence of:

EXHIBIT B
CORGI INTERNATIONAL LIMITED WARRANT EXERCISE FORM
To Corgi International Limited:
     The undersigned hereby irrevocably elects to exercise the Warrant (“Warrant”) by the payment of the Warrant Price of                                         , and surrender of the Warrant, to the extent of                                          American Depositary. Shares representing                                           Ordinary Shares) (“Warrant Shares”) provided for therein, and requests that certificates for the Warrant Shares be issued as follows:

Name

Address

and delivered by	(certified mail to the above address), or (electronically (provide DWAC Instructions), or (other (specify)):
and, if the number of Warrant Shares shall not be all the Warrant Shares purchasable upon exercise of the Warrant, that a new Warrant for the balance of the Warrant Shares purchasable upon exercise of this Warrant be registered in the name of the undersigned Warrantholder or the undersigned’s Assignee as below indicated and delivered to the address stated below.
The undersigned hereby represents and warrants that it is not a “US person” and the warrant is not being exercised on behalf of a “US person” (in each case, within the meaning of Regulation S under the United States Securities Act of 1933, as amended (the “US Securities Act”)).
Instruction to Warrantholder: this Warrant may not be exercised from and the Warrant Shares acquired hereby may not be sent to an address or location in the United States.
Dated:                                                            ,
Note: The signature must correspond with the name of the Warrantholder as written on the first page of the Warrant in every particular, without alteration or enlargement or any change whatever, unless the Warrant has been assigned.

Signature:

Name (please print)

Address

Assignee:

EXECUTION PAGE

THE BORROWER

Signed by for	)
and on behalf of POPCO	)
ENTERTAINMENT LIMITED (formerly	)
CORGI INTERNATIONAL LIMITED	)
Signature

THE LENDER AND SECURITY TRUSTEE

Signed by for	)
and on behalf of SYNERGY GLOBAL	)
FINANCE MASTER FUND LIMITED	)
Signature